Exhibit 99.1

PRESS RELEASE

Affimed Announces Virtual Annual General Meeting of Shareholders

Heidelberg, Germany, May 20, 2021 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, announced today that its 2021 Annual General Meeting of Shareholders (the “Annual Meeting”) will be held on June 15, 2021 at 17:30 PM CET (11:30 AM EDT). Due to the continuing COVID-19 pandemic and out of concern for the health and safety of shareholders and other attendees, the Annual Meeting will be held virtually and can be followed by visiting www.virtualshareholdermeeting.com/AFMD2021, in accordance with the instructions provided in the notice of the meeting. Shareholders will not be able to attend the Annual Meeting in person.

The notice and agenda of the Annual Meeting are available on Affimed’s website at https://www.affimed.com/investors/ under “Annual Meeting”, as well as the SEC’s website at www.sec.gov.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, New York, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the company’s people, pipeline and partners, please visit: www.affimed.com.

Investor Relations Contact

Alexander Fudukidis

Head of Investor Relations

a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102